Exhibit 99.2

STANDARD LITHIUM LTD. (the “Company”) Voting Results for Annual General and Special Meeting of Shareholders of the Company held on July 16, 2026 (the “Meeting”)

REPORT OF VOTING RESULTS National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Common shares of the Company (the “Common Shares”) represented at the Meeting: 108,370,443

Total issued and outstanding Common Shares as at record date: 243,859,072

Percentage of issued and outstanding Common Shares represented: 44.44%

1.            Appointment of Auditor

By resolution passed by a vote of shareholders, PricewaterhouseCoopers LLP, Chartered Professional Accountants were appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the remuneration of the auditor, with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
107,200,461	98.92%	1,169,982	1.08%

2.            Setting the Number of Directors

By resolution passed by a vote of shareholders, the number of directors was set at nine (9) with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
106,804,134	98.55%	1,566,312	1.45%

3.            Election of Directors

By resolution passed by a vote of shareholders, the nine nominees listed in the Company’s management information circular dated May 20, 2026 (the “Circular”) were elected as directors of the Company to hold office for the ensuing year, with the following results:

Nominee	Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
Robert Cross	68,927,108	99.06%	650,786	0.94%
Dr. Andrew Robinson	69,102,296	99.32%	475,599	0.68%
David Park	69,090,513	99.30%	487,382	0.70%
Jeffrey Barber	69,060,282	99.26%	517,614	0.74%
Dr. Volker Berl	68,948,564	99.10%	629,312	0.90%
Claudia D’Orazio	69,026,650	99.21%	551,245	0.79%
Anca Rusu	68,994,640	99.16%	583,256	0.84%
Paul Collins	69,112,916	99.33%	464,980	0.67%
Karen Narwold	69,027,777	99.21%	550,117	0.79%

4.            Reapproval of the Stock Option Plan

By resolution passed by a vote of shareholders, the Company’s stock option plan, as set out in the Circular, was reapproved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
61,321,923	88.13%	8,255,973	11.87%

5.            Reapproval of the Long-Term Incentive Plan

By resolution passed by a vote of shareholders, the Company’s long term incentive plan, as set out in the Circular, was reapproved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
65,339,500	93.91%	4,238,395	6.09%

Each vote on the matters listed in the Circular was based on the ballots and proxies deposited for the Meeting and the electronic voting by poll during the Meeting. Each of the matters set out above is described in greater detail in the Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedarplus.com.

Dated: July 16, 2026